SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.       )*

Paranovus Entertainment Technology Ltd.
(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G4289N205

(CUSIP Number)

August 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4289N205

1	Name of Reporting Person Tiny Serendipity Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 4,750,000(1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 4,750,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.12% (2)
12	Type of Reporting Person CO

_________________

(1)	Represents 4,750,000 Class A ordinary shares of the Issuer, par value of $0.01 per share (“Class A Ordinary Shares”), held indirectly by Xuwei He through Tiny Serendipity Company Limited.
(2)	The beneficial ownership percentage is calculated based on 66,724,675 Class A Ordinary Shares of the Issuer issued and outstanding as of November 19, 2024.

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CUSIP No. G4289N205

1	Name of Reporting Person Xuwei He
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,750,000 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 4,750,000 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.12% (2)
12	Type of Reporting Person IN

_____________________

(1)	Represents 4,750,000 Class A Ordinary Shares held indirectly by Xuwei He through Tiny Serendipity Company Limited.
(2)	The beneficial ownership percentage is calculated based on 66,724,675 Class A Ordinary Shares of the Issuer issued and outstanding as of November 19, 2024.

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ITEM 1.

(a) Name of Issuer:

Paranovus Entertainment Technology Ltd.

(b) Address of Issuer’s Principal Executive Offices:

250 Park Avenue, 7th Floor
New York, NY 10177

ITEM 2.

(a)	Name of Person Filing:

Tiny Serendipity Company Limited and Xuwei He (the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

Room 403, No. 27, Shiyong Xixia Road, Wanqingsha Town, Nansha District, Guangzhou City, Guangdong Province, China

(c)	Citizenship:

China

(d)	Title of Class of Securities:

Class A Ordinary Shares

(e)	CUSIP Number

G4289N205

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information presented in the cover pages is incorporated by reference here.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

[Not applicable.]

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

[Not applicable.]

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

[Not applicable.]

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

[Not applicable.]

ITEM 10. CERTIFICATIONS.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2024

Tiny Serendipity Company Limited

By:	/s/ Xuwei He
Name: Xuwei He
Title: Director

/s/ Xuwei He
Name: Xuwei He

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